TRILOGY INTERNATIONAL PARTNERS INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED MARCH 31, 2019

PART I - FINANCIAL INFORMATION
Item 1) Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Balance Sheets
(US dollars in thousands, except share amounts)
(unaudited)

	March 31,	December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$99,927	$43,942
Short-term investments	1,998	1,986
Accounts receivable, net	73,813	71,917
Equipment Installment Plan (“EIP”) receivables, net	22,662	22,165
Inventory	31,240	45,957
Prepaid expenses and other current assets	35,721	12,609
Total current assets	265,361	198,576
Property and equipment, net	387,287	394,841
License costs and other intangible assets, net	77,034	80,987
Goodwill	9,143	9,014
Long-term EIP receivables	23,143	21,216
Deferred income taxes	23,522	10,746
Other assets	26,106	23,648
Total assets	$811,596	$739,028

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$38,380	$36,717
Construction accounts payable	22,413	26,834
Current portion of debt	14,966	8,293
Customer deposits and unearned revenue	20,802	16,995
Other current liabilities and accrued expenses	149,870	143,435
Total current liabilities	246,431	232,274

Long-term debt	516,742	498,532
Deferred gain	36,000	-
Deferred income taxes	12,350	11,439
Other non-current liabilities	29,751	30,399
Total liabilities	841,274	772,644
Commitments and contingencies

Shareholders' deficit:
Common shares and additional paid in capital; no par value, unlimited authorized, 57,925,319 and 57,713,836 shares issued and outstanding	840	286
Accumulated deficit	(77,134)	(75,309)
Accumulated other comprehensive income	4,277	3,428
Total Trilogy International Partners Inc. shareholders' deficit	(72,017)	(71,595)
Noncontrolling interests	42,339	37,979
Total shareholders' deficit	(29,678)	(33,616)

Total liabilities and shareholders' deficit	$811,596	$739,028

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(US dollars in thousands, except share and per share amounts)
(unaudited)

	Three Months Ended March 31,
	2019	2018

Revenues
Wireless service revenues	$116,372	$129,184
Wireline service revenues	16,598	15,212
Equipment sales	52,626	53,804
Non-subscriber international long distance and other revenues	2,146	4,490
Total revenues	187,742	202,690

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	49,782	54,771
Cost of equipment sales	52,994	58,038
Sales and marketing	19,559	27,540
General and administrative	33,950	32,206
Depreciation, amortization and accretion	26,734	27,900
Gain on disposal of assets and sale-leaseback transaction	(7,396)	(84)
Total operating expenses	175,623	200,371
Operating income	12,119	2,319

Other (expenses) income
Interest expense	(11,750)	(11,110)
Change in fair value of warrant liability	(407)	2,308
Other, net	(1,185)	1,002
Total other expenses, net	(13,342)	(7,800)
Loss before income taxes	(1,223)	(5,481)
Income tax expense	(1,676)	(1,838)
Net loss	(2,899)	(7,319)
Less: Net (income) loss attributable to noncontrolling interests	(1,084)	2,841
Net loss attributable to Trilogy International Partners Inc.	$(3,983)	$(4,478)

Comprehensive (loss) income
Net loss	$(2,899)	$(7,319)
Other comprehensive income:
Foreign currency translation adjustments	1,643	2,392
Net gain on short-term investments	12	30
Other comprehensive income	1,655	2,422
Comprehensive loss	(1,244)	(4,897)
Comprehensive (income) loss attributable to noncontrolling interests	(1,895)	1,619
Comprehensive loss attributable to Trilogy International Partners Inc.	$(3,139)	$(3,278)

Net loss attributable to Trilogy International Partners Inc. per share:
Basic (see Note 11 - Earnings per Share)	$(0.07)	$(0.09)
Diluted (see Note 11 - Earnings per Share)	$(0.07)	$(0.09)

Weighted average common shares:
Basic	56,356,762	52,270,844
Diluted	56,356,762	81,852,741

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Changes in Shareholders' Equity (Deficit)
(US dollars in thousands, except shares)
(unaudited)

					Accumulated
			Additional		Other		Total
	Common Shares		Paid-In	Accumulated	Comprehensive	Noncontrolling	Shareholders'
	Shares	Amount	Capital	Deficit	Income	Interest	Equity
Balance, December 31, 2017	53,815,631	$-	$-	$(53,259)	$6,059	$53,390	$6,190
Equity-based compensation	-	-	955	-	-	711	1,666
Net loss	-	-	-	(4,478)	-	(2,841)	(7,319)
Other comprehensive income	-	-	-	-	1,200	1,222	2,422
Redemption of Trilogy LLC C units and other	373,242	-	(319)	-	56	263	-
Balance, March 31, 2018	54,188,873	$-	$636	$(57,737)	$7,315	$52,745	$2,959

					Accumulated
			Additional		Other		Total
	Common Shares		Paid-In	Accumulated	Comprehensive	Noncontrolling	Shareholders'
	Shares	Amount	Capital	Deficit	Income	Interest	Deficit
Balance, December 31, 2018	57,713,836	$-	$286	$(75,309)	$3,428	$37,979	$(33,616)
Cumulative effect of accounting changes	-	-	-	2,158	-	2,227	4,385
Equity-based compensation	-	-	700	-	-	143	843
Net (loss) income	-	-	-	(3,983)	-	1,084	(2,899)
Other comprehensive income	-	-	-	-	844	811	1,655
Issuance of shares related to RSUs and other	211,483	-	(146)	-	5	95	(46)
Balance, March 31, 2019	57,925,319	$-	$840	$(77,134)	$4,277	$42,339	$(29,678)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands)
(unaudited)

	Three Months Ended March 31,
	2019	2018
Operating activities:
Net loss	$(2,899)	$(7,319)
Adjustments to reconcile net loss to net cash provided by
operating activities:
Provision for doubtful accounts	3,651	3,991
Depreciation, amortization and accretion	26,734	27,900
Equity-based compensation	843	1,663
Gain on disposal of assets and sale-leaseback transaction	(7,396)	(84)
Non-cash interest expense, net	690	827
Settlement of cash flow hedges	(112)	(366)
Change in fair value of warrant liability	407	(2,308)
Non-cash loss from change in fair value on cash flow hedges	714	258
Unrealized loss (gain) on foreign exchange transactions	223	(671)
Deferred income taxes	(13,297)	142
Changes in operating assets and liabilities:
Accounts receivable	(4,623)	(2,460)
EIP receivables	(2,008)	(3,180)
Inventory	15,329	1,683
Prepaid expenses and other current assets	(15,973)	(9,641)
Other assets	(2,593)	(4,125)
Accounts payable	1,594	(1,540)
Other current liabilities and accrued expenses	301	1,637
Customer deposits and unearned revenue	1,684	619
Net cash provided by operating activities	3,269	7,026
Investing activities:
Proceeds from sale-leaseback transaction	49,853	-
Purchase of property and equipment	(19,323)	(17,431)
Maturities and sales of short-term investments	-	16,746
Other, net	422	(309)
Net cash provided by (used in) investing activities	30,952	(994)
Financing activities:
Proceeds from debt	55,845	50,401
Payments of debt	(48,636)	(47,251)
Proceeds from sale-leaseback financing obligation	14,471	-
Debt modification costs	-	(1,056)
Other, net	(46)	-
Net cash provided by financing activities	21,634	2,094
Net increase in cash and cash equivalents	55,855	8,126
Cash and cash equivalents, beginning of period	43,942	47,093
Effect of exchange rate changes	130	-

Cash and cash equivalents, end of period	$99,927	$55,219

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 1 – DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Basis of Presentation

The accompanying unaudited interim Condensed Consolidated Financial Statements include the accounts of Trilogy International Partners Inc. (“TIP Inc.” and together with its consolidated subsidiaries referred to as the “Company”). All intercompany transactions and accounts were eliminated. The Condensed Consolidated Balance Sheet as of December 31, 2018 is derived from the audited TIP Inc. financial statements at that date and should be read in conjunction with these Condensed Consolidated Financial Statements. Certain information in footnote disclosures normally included in annual financial statements was condensed or omitted for the interim periods presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The interim results of operations and cash flows are not necessarily indicative of those results and cash flows expected for the full year.

On February 7, 2017, Trilogy International Partners LLC (“Trilogy LLC”), a Washington limited liability company, and Alignvest Acquisition Corporation (“Alignvest”) completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the “Arrangement Agreement”). As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, obtained a controlling interest in and thus consolidates Trilogy LLC.

Certain amounts in the prior period have been reclassified relating to the amortization of imputed discount on Equipment Installment Plan (“EIP”) receivables. This recognition of imputed discount has been reclassified from Other, net to Non-subscriber international long distance and other revenues on our Condensed Consolidated Statements of Operations and Comprehensive Loss, to conform to the current year’s presentation. See “EIP Receivables” below for further detail. Additionally, certain amounts in the prior period Condensed Consolidated Balance Sheet have been reclassified to conform to the current presentation related to certain deferred tax liabilities and the tax paying components to which they apply.

The Company has two reportable operating segments, New Zealand and Bolivia. Unallocated corporate operating expenses, which pertain primarily to corporate administrative functions that support the operating segments, but are not specifically attributable to or managed by any segment, are presented as a reconciling item between total segment operating results and consolidated financial results. Below is a brief summary of each of the Company’s operations:

New Zealand:

Two Degrees Mobile Limited (“2degrees”) was formed under the laws of New Zealand on February 15, 2001. 2degrees holds spectrum licenses to provide nationwide wireless communication services. A portion of these licenses expire in 2021 while others expire in 2031. 2degrees launched commercial operations in 2009 as the third operator in New Zealand. 2degrees provides voice, data and long distance services to its customers over third generation (“3G”) and fourth generation (“4G”) networks. 2degrees also maintains inbound visitor roaming and international outbound roaming agreements with various international carriers. 2degrees offers its mobile communications services through both prepaid and postpaid payment plans. Commencing in 2015, 2degrees also began offering fixed broadband communications services to residential and enterprise customers.

As of March 31, 2019, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in 2degrees was 73.3% .

Bolivia:

Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) was formed under the laws of Bolivia in November 1999 to engage in Personal Communication Systems (“PCS”) operations. NuevaTel was awarded its first PCS license in 1999 and commenced commercial service in November 2000 under the brand name Viva. NuevaTel operates a Global System for Mobile Communications (“GSM” or “2G”) network along with 3G and 4G networks. These networks provide voice and data services, including high-speed Internet, messaging services and application and content downloads. NuevaTel offers its services through both prepaid and postpaid payment plans, although the majority of NuevaTel’s subscribers pay on a prepaid basis. In addition to mobile voice and data services, NuevaTel offers public telephony services. NuevaTel’s public telephony service utilizes wireless pay telephones located in stores and call centers that are owned and managed by NuevaTel resellers.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

As of March 31, 2019, through its consolidated subsidiaries, Trilogy LLC’s ownership interest in NuevaTel was 71.5% .

Additional details on our reportable operating segments are included in Note 15 – Segment Information.

Summary of Significant Accounting Policies

Use of Estimates:

The preparation of the unaudited interim Condensed Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the amounts of revenues and expenses reported for the periods presented. Certain estimates require difficult, subjective or complex judgments about matters that are inherently uncertain. Actual results could differ from those estimates.

Accounts Receivable, net:

Management makes estimates of the uncollectability of its accounts receivable. In determining the adequacy of the allowance for doubtful accounts, management analyzes historical experience and current collection trends, known troubled accounts, receivable aging and current economic trends. The Company writes off account balances against the allowance for doubtful billed accounts when collection efforts are unsuccessful. Provisions for uncollectible receivables are included in General and administrative expenses. The allowance for doubtful accounts was $5.6 million and $6.3 million as of March 31, 2019 and December 31, 2018, respectively.

EIP Receivables:

At the time of sale of handsets under certain installment plans, we impute risk adjusted interest on the receivables associated with EIPs. Historically, we recorded this imputed discount as a reduction of equipment sales and the imputed interest was deferred and included within EIP receivables, net on our Condensed Consolidated Balance Sheets. The imputed discount was amortized to interest income over the term of the EIP contract in Other, net on our Condensed Consolidated Statements of Operations and Comprehensive Loss.

Beginning with the second quarter of 2018, the amortization of imputed discount on EIP receivables has been reclassified from Other, net and is now included as a component of Non-subscriber international long distance and other revenues on our Condensed Consolidated Statements of Operations and Comprehensive Loss. This presentation provides a clearer representation of amounts earned from the Company’s ongoing operations and aligns with industry practice thereby enhancing comparability. We applied this reclassification to all periods presented. Amortization of imputed discount included within Non-subscriber international long distance and other revenues was $0.5 million and $0.6 million for the three months ended March 31, 2019 and 2018, respectively. This change had no impact on net loss for any period presented.

Accounting Pronouncements Adopted During the Current Year:

As an “emerging growth company,” the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company intends to comply with the extended transition period. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who have adopted these new or revised accounting standards that are applicable to public companies.

Revenue

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and has since modified the standard with several ASUs (collectively, the “new revenue standard”). The new revenue standard requires entities to recognize revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations. The new revenue standard also amends current guidance for the recognition of costs to obtain and fulfill contracts with customers such that incremental costs of obtaining, and direct costs of fulfilling, contracts with customers will be deferred and amortized consistent with the transfer of the related good or service.

Under the JOBS Act, we adopted the new revenue standard beginning on January 1, 2019 using the modified retrospective method. This method requires the cumulative effect of initially applying the new revenue standard to be recognized at the date of adoption. Financial information prior to our adoption date has not been adjusted. The new revenue standard allows certain practical expedients to be elected upon implementation. We elected to apply the new revenue standard to contracts not completed as of our adoption date, referred to as open contracts. We have additionally elected the practical expedient that permits an entity to reflect the aggregate effect of all of the modifications (on a contract-by-contract basis) that occurred before the date of initial application in determining the transaction price, identifying the satisfied and unsatisfied performance obligations, and allocating the transaction price to the performance obligations. Electing this practical expedient does not have a significant impact on our financial statements due to the short-term duration of most of our contracts and the nature of our contract modifications.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The cumulative effect of initially applying the new revenue standard to all open contracts as of January 1, 2019 is as follows:

	January 1, 2019
			Beginning
	Beginning	Impact of	balance, as
	Balance	Adoption	adjusted

Assets
EIP receivables, net	$22,165	$256	$22,421
Prepaid expenses and other current assets	12,609	7,661	20,270
Deferred income taxes	10,746	(1,431)	9,315
Other assets	23,648	620	24,268

Liabilities and Shareholders' Deficit
Customer deposits and unearned revenue	$16,995	$1,971	$18,966
Other current liabilities and accrued expenses	143,435	750	144,185
Total shareholders' deficit	(33,616)	4,385	(29,231)

Additionally, financial statement results as reported under the new revenue standard as compared to the previous revenue standard for the three months ended and as of March 31, 2019 are as follows. Adoption of the new revenue standard had no impact on cash from or used in operating, financing, or investing activities on our Condensed Consolidated Statements of Cash Flows.

	Three Months Ended March 31, 2019
	Previous
	Revenue	Impact of	New Revenue
	Standard	Adoption	Standard

Revenues
Wireless service revenues	$117,808	$(1,436)	$116,372
Wireline service revenues	16,737	(139)	16,598
Equipment sales	50,860	1,766	52,626
Non-subscriber international long distance and other revenues	2,176	(30)	2,146
Total revenues	187,581	161	187,742

Operating expenses
Cost of equipment sales	52,923	71	52,994
Sales and marketing	23,711	(4,152)	19,559
Other operating expenses	103,070	-	103,070
Total operating expenses	179,704	(4,081)	175,623
Operating income	7,877	4,242	12,119

Other expenses, net	(13,342)	-	(13,342)
Income tax expense	(1,306)	(370)	(1,676)
Net loss	(6,771)	3,872	(2,899)
Less: Net loss attributable to noncontrolling interests	851	(1,935)	(1,084)
Net loss attributable to Trilogy International Partners Inc.	$(5,920)	$1,937	$(3,983)

Net loss attributable to Trilogy International Partners Inc. per share:
Basic	$(0.10)	$0.03	$(0.07)
Diluted	$(0.10)	$0.03	$(0.07)

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

	As of March 31, 2019
	Previous
	Revenue	Impact of	New Revenue
	Standard	Adoption	Standard
Assets
EIP receivables, net	$21,804	$858	$22,662
Prepaid expenses and other current assets	26,811	8,910	35,721
Deferred income taxes	25,323	(1,801)	23,522
Other assets	22,876	3,230	26,106

Liabilities and Shareholders' Deficit
Customer deposits and unearned revenue	$18,481	$2,321	$20,802
Other current liabilities and accrued expenses	149,243	627	149,870
Total shareholder's deficit	(37,927)	8,249	(29,678)

The primary impact to financial statements upon adoption of the new revenue standard, both as of January 1, 2019 and the current period financial statement results as compared to the previous revenue standard, is as follows:

•

Prior to the adoption of Topic 606, the revenue recognized when equipment was sold was limited to the amount of consideration that was not contingent on the provision of future services, which was typically limited to the amount of consideration received or receivable from the customer at the time of sale. Under Topic 606, the total consideration in the contract is allocated between wireless equipment and service based on their relative standalone selling prices. This change primarily impacts our arrangements that include sales of wireless devices and wireline equipment at subsidized prices in conjunction with a fixed-term plan for service, also known as the subsidy model. Accordingly, under Topic 606, generally more revenue is recognized initially upon sale of the equipment to the customer and less revenue is recognized in service revenue over the contract term than was previously recognized under the prior “revenue recognition” standard (Topic 605). At the time the equipment is sold, this allocation results in the recognition of a contract asset equal to the difference between the amount of revenue recognized and the amount of consideration received or receivable from the customer.

•

Prior to the adoption of Topic 606, we expensed contract acquisition costs, including commissions, as they were incurred. Under Topic 606, we defer and capitalize incremental contract acquisition costs, including commissions paid to acquire postpaid and prepaid service contracts, and recognize them over the period of the benefit to which the costs relate. Deferred contract costs have an average amortization period ranging between 1 to 3 years, subject to periodic adjustment to reflect any significant change in assumptions. In addition, the deferred contract cost asset will be assessed for impairment on a periodic basis. Contract costs capitalized for new contracts will accumulate during the initial years under Topic 606, which will generally result in less sales and marketing expense in our statement of operations in those years as compared to results under previous revenue standard. As capitalized costs are amortized, the accretive impact to operating income anticipated in the initial year of Topic 606 adoption is expected to moderate progressively in the second and third year, and become insignificant in the fourth year as the timing impact of deferring these costs is offset by related amortization.

•

Under Topic 605, at the time of the sale of a device to a customer under an EIP, we imputed risk adjusted interest on the device payment plan agreement receivables. We recorded the imputed interest as a reduction to the related accounts receivable and interest income was recognized over the financed device payment term. Under Topic 606, while there continues to be a financing component in both the fixed-term plans and device payment plans, we have determined that this financing component for certain direct channel customer classes in the postpaid wireless plans is not significant and therefore we no longer impute interest for these customer contracts.

See disclosures related to Contracts with Customers under the new revenue standard in Note 10 - Revenue from Contracts with Customers.

Recently Issued Accounting Standards:

In August 2018, the FASB issued ASU 2018-15 related to implementation costs incurred in a cloud computing arrangement that is a service contract. The new guidance aligns the requirement for a customer to capitalize implementation costs incurred in a hosting arrangement that is a service contract with the requirement to capitalize implementation costs incurred to develop or obtain internal-use software. The standard will take effect for public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the standard will take effect for fiscal years beginning after December 15, 2020, and for interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted for all entities. As an “emerging growth company”, our effective date for the standard is when it becomes applicable to private companies. We are currently evaluating the impact this ASU will have on our consolidated financial statements.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

In June 2016, the FASB issued ASU 2016-13 related to the measurement of credit losses on financial instruments. The standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The standard will take effect for public entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. As amended in ASU 2018-19, for companies that file under private company guidelines, the standard will take effect for fiscal years beginning after December 15, 2021, and for interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018. As an “emerging growth company”, we intend to adopt this standard when it becomes applicable to private companies. The adoption of this ASU will require a cumulative-effect adjustment to Accumulated deficit as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). We are currently evaluating the impact this ASU will have on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02 related to recognition of leases, and has since modified the standard with several ASUs (collectively, the “standard” or “new guidance”). This standard will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance will require classifications of leases, both operating and capital, to be recognized on the balance sheet. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease will depend on its classification. The standard will require disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This standard will take effect for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other organizations, the standard will take effect for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all organizations. As an “emerging growth company”, we intend to adopt this standard when it becomes applicable to private companies. We are currently evaluating our transition approach in light of the transition method amendment provided in ASU 2018-11. Although we have not yet completed our evaluation of the standard update, we expect the adoption of this ASU will result in the recognition of significant right-of-use assets and lease liabilities in our balance sheets that have not previously been recorded. We are in the process of engaging an outside consulting firm to assist with the standard implementation, and we expect the process will focus on our accounting for cell site, office, and retail leases as well as a review of system readiness and overall interpretations. We will continue our assessment of other potential impacts of this ASU on our consolidated financial statements.

NOTE 2 – PROPERTY AND EQUIPMENT

	As of March 31, 2019	As of December 31, 2018
Land, buildings and improvements	$9,152	$9,187
Wireless communication systems	787,188	785,548
Furniture, equipment, vehicles and software	182,410	176,267
Construction in progress	49,020	44,806
	1,027,770	1,015,808
Less: accumulated depreciation	(640,483)	(620,967)
Property and equipment, net	$387,287	$394,841

Depreciation expense was $22.4 million and $23.1 million for the three months ended March 31, 2019 and 2018, respectively.

Advances to equipment vendors are included in Other assets and totaled $4.3 million and $4.9 million as of March 31, 2019 and December 31, 2018, respectively.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

In February 2019, NuevaTel entered into an agreement with a Bolivian entity to sell and leaseback approximately 600 network towers for expected cash proceeds of approximately $100 million. The initial closing for 400 towers was completed in February for cash consideration of $64.3 million. The Company recorded a $14.5 million financing obligation included in Long-term debt for towers that did not meet the criteria for sale-leaseback accounting due to continuing involvement primarily related to incomplete ownership transfer for certain sites which are subject to buyer-seller management agreements along with seller management of certain third party rental arrangements for certain sites. A deferred gain of $40.5 million was recognized for the towers that qualified as a sale-leaseback, all of which are operating leases. At the time of sale, $7.0 million of gain was immediately recognized in Gain on disposal of assets and sale-leaseback transaction in the Condensed Consolidated Statement of Operations and Comprehensive Loss for the three months ended March 31, 2019 and the Deferred gain will be recognized in Gain on disposal of assets and sale-leaseback transaction over the initial non-cancellable lease term for the towers subject to operating leases. During the three months ended March 31, 2019, $0.3 million of the Deferred gain was recognized. The current portion of the Deferred gain was $4.0 million as of March 31, 2019 and is included in Other current liabilities and accrued expenses in the Condensed Consolidated Balance Sheet. Bank fees of $1.3 million were incurred in connection with the transaction and were included in General and administrative expenses in the Condensed Consolidated Statement of Operations and Comprehensive Loss for the three months ended March 31, 2019 and within Net cash provided by operating activities in the Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2019. The assets and liabilities for the remaining towers were classified as held for sale as of March 31, 2019 as it is the Company’s intention to complete the sale of these towers within the next 12 months. The net book value of the remaining towers of $2.3 million was included in Property and equipment, net and the associated asset retirement obligation of $1.5 million was included in Other non-current liabilities and accrued expenses in the Condensed Consolidated Balance Sheet as of March 31, 2019. The Company ceased depreciation for the assets held for sale along with accretion expense associated with the asset retirement obligation once the assets met held for sale criteria during the three months ended March 31, 2019 and the sale of the towers was probable.

The tower sites have an initial lease term of 10 years with up to three 5 year renewals at NuevaTel’s option. NuevaTel’s initial annual tower operating lease rent obligation for the sites that qualified as a sale-leaseback is $6.0 million and initial annual tower financing obligation payments for the sites that did not qualify as a sale-leaseback is $1.7 million, both of which are subject to certain 3% annual rent increases.

The initial closing of the tower sale-leaseback transaction generated a taxable gain which is expected to result in $13.6 million of Bolivian income tax. This gave rise to a deferred tax asset and taxes payable which are included within Deferred income taxes and Other current liabilities and accrued expenses, respectively, on the Condensed Consolidated Balance Sheet as of March 31, 2019. In addition to the income tax, the sale-leaseback also resulted in payment of $2.3 million of transaction taxes which have been included within General and Administrative expenses on the Condensed Consolidated Statement of Operations and Comprehensive Loss for the three months ended March 31, 2019.

Supplemental cash flow information:

The Company acquired $0.5 million and $1.5 million of property and equipment through current and long-term debt during the three months ended March 31, 2019 and 2018, respectively.

The Company also acquires property and equipment through current and long-term construction accounts payable. The net change in current and long-term construction accounts payable resulted in additions to Purchase of property and equipment in the Condensed Consolidated Statements of Cash Flows of $5.0 million and $2.8 million for the three months ended March 31, 2019 and 2018, respectively.

NOTE 3 – GOODWILL, LICENSE COSTS AND OTHER INTANGIBLE ASSETS

No goodwill impairments were recognized as of March 31, 2019 and December 31, 2018, since events and circumstances did not indicate such impairment. Changes in the Company’s goodwill balance for the three months ended March 31, 2019 and 2018 were related to foreign currency adjustment and were not material.

The Company’s license costs and other intangible assets consisted of the following:

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

		As of March 31,2019			As of December 31,2018
		Gross			Gross
	Estimated	Carrying	Accumulated		Carrying	Accumulated
	Useful Lives	Amount	Amortization	Net	Amount	Amortization	Net

License costs	7 - 20 years	$188,910	$(114,434)	$74,476	$187,415	$(109,402)	$78,013
Subscriber
relationships	7 years	12,725	(10,225)	2,500	12,546	(9,670)	2,876
Other	6 -14 years	3,555	(3,497)	58	3,537	(3,439)	98

Total		$205,190	$(128,156)	$77,034	$203,498	$(122,511)	$80,987

Amortization expense was $3.9 million and $4.4 million for the three months ended March 31, 2019 and 2018, respectively.

NOTE 4 – EIP RECEIVABLES

In New Zealand, 2degrees offers certain wireless subscribers the option to pay for their handsets in installments over a period of up to 36 months using an EIP. In Bolivia, in 2018, NuevaTel began offering certain wireless subscribers the option to pay for their handsets in installments over a period of 18 months using an EIP.

The following table summarizes the unbilled EIP receivables:

	As of March 31, 2019	As of December 31, 2018
EIP receivables, gross	$52,297	$50,072
Unamortized imputed discount	(3,097)	(3,784)
EIP receivables, net of unamortized imputed discount	$49,200	$46,288
Allowance for doubtful accounts	(3,395)	(2,907)
EIP receivables, net	$45,805	$43,381

Classified on the balance sheet as:	As of March 31, 2019	As of December 31, 2018
EIP receivables, net	$22,662	$22,165
Long-term EIP receivables	23,143	21,216
EIP receivables, net	$45,805	$43,381

Of the $52.3 million EIP receivables gross amount as of March 31, 2019, $2.9 million related to NuevaTel and the remaining related to 2degrees.

2degrees categorizes unbilled EIP receivables as prime or subprime based on subscriber credit profiles. Upon initiation of a subscriber’s installment plan, 2degrees uses a proprietary scoring system that measures the credit quality of EIP receivables using several factors, such as credit bureau information, subscriber credit risk scores, service plan and EIP characteristics. 2degrees periodically assesses the proprietary scoring system. Prime subscribers are those with lower risk of delinquency and whose receivables are eligible for sale to a third party. Subprime subscribers are those with higher delinquency risk. Based on subscribers’ credit quality, subscribers may be denied an EIP option or be required to participate in a risk mitigation program which includes paying a deposit and allowing for automatic payments. NuevaTel offers installment plans only to subscribers with a low delinquency risk based on NuevaTel’s credit analysis and the subscriber’s income level. As of the periods presented, all of NuevaTel’s unbilled EIP receivables were categorized as prime.

The balances of EIP receivables on a gross basis by credit category as of the periods presented were as follows:

	As of March 31, 2019	As of December 31, 2018
Prime	$35,827	$33,161
Subprime	16,470	16,911
Total EIP recievables, gross	$52,297	$50,072

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The EIP receivables had weighted average imputed discount rates of 7.10% and 6.63% as of March 31, 2019 and December 31, 2018, respectively.

The following table shows changes in the aggregate net carrying amount of the unbilled EIP receivables:

	Three Months Ended
	March 31,
	2019	2018
Beginning balance of EIP receivables, net	$43,381	$31,989
Additions	24,319	25,176
Billings and payments	(12,413)	(10,808)
Sales of EIP receivables	(10,385)	(10,846)
Foreign currency translation	705	648
Change in allowance for doubtful accounts and imputed discount	198	(665)
Total EIP receivables, net	$45,805	$35,494

Sales of EIP Receivables:

2degrees has a mobile handset receivables sales agreement (the “EIP Sale Agreement”) with a third party New Zealand financial institution (the “EIP Buyer”). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the agreement and on a monthly basis, 2degrees may offer to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms.

The following table summarizes the impact of the sales of the EIP receivables in the three months ended March 31, 2019 and 2018:

	Three Months Ended
	March 31,
	2019	2018
EIP receivables derecognized	$10,385	$10,846
Cash proceeds	(8,944)	(9,236)
Reversal of unamortized imputed discount	(734)	(732)
Reversal of allowance for doubtful accounts	(623)	(434)
Pre-tax loss on sales of EIP receivables	$84	$444

NOTE 5 – OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	March 31, 2019	December 31, 2018
Handset purchases	$21,759	$37,405
Payroll and employee benefits	18,628	16,587
Income and withholding taxes	16,555	3,087
Interest payable	14,756	5,963
Dealer commissions and subsidies	12,263	13,411
Interconnection and roaming charges payable	11,219	13,017
Value-added tax and other business taxes	10,026	13,990
Accrued legal contingencies	7,381	7,381
Current portion of license obligation	6,599	6,506
Accrued transmission costs	4,812	7,997
Other	25,872	18,091
Other current liabilities and accrued expenses	$149,870	$143,435

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 6 – FAIR VALUE MEASUREMENTS

The accounting guidance for fair value establishes a framework for measuring fair value that uses a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability at the measurement date. The three levels are defined as follows:

•	Level 1	– Quoted prices in active markets for identical assets or liabilities;

•	Level 2	– Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3	– Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.

The following table presents assets and liabilities measured at fair value on a recurring basis as of March 31, 2019:

	Fair Value Measurement as of March 31, 2019
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$1,998	$-	$1,998	$-
Forward exchange contracts	214	-	214	-
Total assets	$2,212	$-	$2,212	$-

Liabilities:
Warrant liability	$503	$503	$-	$-
Interest rate swaps	2,467	-	2,467	-
Total liabilities	$2,970	$503	$2,467	$-

The following table presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Fair Value Measurement as of December 31, 2018
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$1,986	$-	$1,986	$-
Forward exchange contracts	717	-	717	-
Total assets	$2,703	$-	$2,703	$-

Liabilities:
Warrant liability	$99	$99	$-	$-
Interest rate swaps	1,829	-	1,829	-
Total liabilities	$1,928	$99	$1,829	$-

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The fair value of the short-term investments is based on historical trading prices or model-driven valuations which are observable in the market or can be derived principally from or corroborated by observable market data. The fair value of forward exchange contracts is based on the differential between the contract price and the foreign currency exchange rate as of the balance sheet date. The fair value of the warrant liability is based on the public market price of the warrants as of the balance sheet date. The fair value of interest rate swaps is measured using quotes obtained from a financial institution for similar financial instruments.

There were no transfers between levels within the fair value hierarchy during the three months ended March 31, 2019.

Cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses are carried at cost, which approximates fair value given their short-term nature. The carrying values of EIP receivables approximate fair value as the receivables are recorded at their present value, net of unamortized imputed discount and allowance for doubtful accounts.

The estimated fair value of the Company’s debt, including current maturities, was based on Level 2 inputs, being market quotes or values for similar instruments, such as the interest rates currently available to the Company for the issuance of debt with similar terms and remaining maturities, used to discount the remaining principal payments. The carrying amounts and estimated fair values of our total debt as of March 31, 2019 and December 31, 2018 were as follows:

	As of March 31, 2019	As of December 31, 2018

Carrying amount, excluding unamortized discount and deferred financing costs	$540,709	$516,490
Fair value	$528,330	$503,748

For the three months ended March 31, 2019 and 2018, we did not record any material other-than-temporary impairments on financial assets required to be measured at fair value on a nonrecurring basis.

NOTE 7 – DEBT

The Company’s long-term and other debt as of March 31, 2019 and December 31, 2018 consisted of the following:

	As of March 31, 2019	As of December 31, 2018
Trilogy LLC 2022 Notes	$350,000	$350,000
New Zealand 2021 Senior Facilities Agreement	144,840	137,554
Bolivian Tower Transaction Financing Obligation	14,471	-
Bolivian 2021 Syndicated Loan	13,353	15,022
Bolivian 2023 Bank Loan	8,000	4,000
Bolivian 2022 Bank Loan	6,563	7,000
Other	3,482	2,914
	540,709	516,490
Less: unamortized discount	(2,635)	(2,817)
Less: deferred financing costs	(6,366)	(6,848)
Total debt	531,708	506,825
Less: current portion of debt	(14,966)	(8,293)
Total long-term debt	$516,742	$498,532

Trilogy LLC 2022 Notes:

On May 2, 2017, Trilogy LLC closed a private offering of $350 million aggregate principal amount of its senior secured notes due 2022 (the “Trilogy LLC 2022 Notes”). The Trilogy LLC 2022 Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The Trilogy LLC 2022 Notes bear interest at a rate of 8.875% per annum and were issued at 99.506% . Interest on the Trilogy LLC 2022 Notes is payable semi-annually in arrears on May 1 and November 1. No principal payments are due until maturity on May 1, 2022.

Trilogy LLC has the option of redeeming the Trilogy LLC 2022 Notes, in whole or in part, upon not less than 30 days’ and not more than 60 days’ prior notice as follows:

•	Prior to May 1, 2019, at 100%, plus a “make whole” premium
•	On or after May 1, 2019 but prior to May 1, 2020, at 104.438%
•	On or after May 1, 2020 but prior to May 1, 2021, at 102.219%
•	On or after May 1, 2021, at 100%

On or prior to May 1, 2019, Trilogy LLC may redeem up to 35% of the principal amount of the Trilogy LLC 2022 Notes at 108.875% plus accrued and unpaid interest on the notes being redeemed with the net cash proceeds of a public equity offering, provided that at least 65% of the original principal amount of the Trilogy LLC 2022 Notes remains outstanding immediately after the redemption.

The Trilogy LLC 2022 Notes are guaranteed by certain of Trilogy LLC’s domestic subsidiaries and are secured by a first-priority lien on the equity interests of such guarantors and a pledge of any intercompany indebtedness owed to Trilogy LLC or any such guarantor by 2degrees or any of 2degrees’ subsidiaries and certain third party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees. As of the issue date of the Trilogy LLC 2022 Notes, and as of March 31, 2019, there was no such indebtedness outstanding.

New Zealand 2021 Senior Facilities Agreement:

In July 2018, 2degrees completed a bank loan syndication in which ING Bank N.V. acted as the lead arranger and underwriter. This debt facility (the “New Zealand 2021 Senior Facilities Agreement”) has a total available commitment of $250 million New Zealand Dollars (“NZD”) ($170.2 million based on the exchange rate at March 31, 2019).

Separate facilities are provided under this agreement to (i) repay the then outstanding balance of the prior $200 million NZD senior facilities agreement and pay fees and expenses associated with the refinancing ($195 million NZD), (ii) provide funds for further investments in 2degrees’ business ($35 million NZD), and (iii) fund 2degrees’ working capital requirements ($20 million NZD). As of March 31, 2019, the $195 million NZD facility ($132.7 million based on the exchange rate at March 31, 2019) was fully drawn, $10 million NZD ($6.8 million based on the exchange rate at March 31, 2019) was drawn on the $35 million NZD facility for further investments and $8 million NZD ($5.4 million based on the exchange rate at March 31, 2019) was drawn on the $20 million NZD working capital facility. The borrowings and repayments under these facilities, including the recurring activity relating to working capital, are included separately as Proceeds from debt and Payments of debt within Net cash provided by financing activities in the Condensed Consolidated Statements of Cash Flows.

The New Zealand 2021 Senior Facilities Agreement also provides for an uncommitted $35 million NZD accordion facility which, after commitments are obtained, can be utilized in the future to fund capital expenditures. The New Zealand 2021 Senior Facilities Agreement matures on July 31, 2021.

The outstanding debt drawn under the New Zealand 2021 Senior Facilities Agreement accrues interest quarterly at the New Zealand Bank Bill Reference Rate (“BKBM”) plus a margin ranging from 2.40% to 3.80% (the “Margin”) depending upon 2degrees’ net leverage ratio at that time. The weighted average interest rate on the outstanding balance of all drawn facilities was 4.81% as of March 31, 2019.

Additionally, a commitment fee at the rate of 40% of the applicable Margin is payable quarterly on all undrawn and available commitments. As of March 31, 2019, the commitment fee rate was 1.12% .

Bolivian 2023 Bank Loan:

In December 2018, NuevaTel entered into an $8.0 million debt facility (the “Bolivian 2023 Bank Loan”) with Banco Nacional de Bolivia S.A., a Bolivian bank and a lender in NuevaTel’s outstanding syndicated loan due 2021, to fund capital expenditures. NuevaTel drew down the Bolivian 2023 Bank Loan in two $4.0 million advances that occurred in December 2018 and January 2019. The Bolivian 2023 Bank Loan is required to be repaid in quarterly installments commencing in September 2019 through 2023, with 11% of the principal amount to be repaid during the first year and 22.25% of the principal amount to be repaid during each of the final four years. Interest on the Bolivian 2023 Bank Loan accrues at a fixed rate of 7.0% for the first 24 months and thereafter at a variable rate of 5.0% plus Tasa de Referencia and is payable quarterly. The outstanding balance of the current and long-term portion of the Bolivian 2023 Bank Loan was $1.3 million and $6.7 million, respectively, as of March 31, 2019.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The Bolivian 2023 Bank Loan agreement contains no financial covenants and is unsecured.

Bolivian Tower Transaction Financing Obligation:

In February 2019, NuevaTel entered into an agreement to sell and leaseback approximately 600 network towers. As a result of the initial closing for 400 towers, the Company recorded a $14.5 million financing obligation for those towers that did not meet the criteria for sale-leaseback accounting due to continuing involvement. For further information, see Note 2 – Property and Equipment.

Covenants:

The Company is in compliance with all of its debt covenants.

NOTE 8 – DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swaps:

2degrees enters into various interest rate swap agreements to fix its future interest payments under the New Zealand 2021 Senior Facilities Agreement. Under these agreements, 2degrees principally receives a variable amount based on the BKBM and pays a fixed amount based on fixed rates ranging from 2.000% to 4.610% . Settlement in cash occurs quarterly until termination and the variable interest rate is reset on the first day of each calendar quarter. These derivative instruments have not been designated for hedge accounting; thus changes in the fair value are recognized in earnings in the period incurred. The fair value of these contracts, included in Other non-current liabilities, was $2.5 million and $1.8 million as of March 31, 2019 and December 31, 2018, respectively. As of March 31, 2019, the total notional amount of these agreements was $225.5 million NZD ($151.4 million based on the exchange rate as of March 31, 2019). The agreements have effective dates from June 30, 2015 through June 30, 2021 and termination dates from June 28, 2019 to September 30, 2023. During the three months ended March 31, 2019, no interest rate swap agreements matured.

Summarized financial information for all of the aforementioned derivative financial instruments is shown below:

	Three Months Ended March 31,
	2019	2018
Non-cash loss from change in fair value recorded in Other, net	$(714)	$(258)
Net cash settlement	$(102)	$(366)

Forward Exchange Contracts:

At March 31, 2019, 2degrees had short-term forward exchange contracts to sell an aggregate of $24.0 million NZD and buy an aggregate of $16.5 million to manage exposure to fluctuations in foreign currency exchange rates. During the three months ended March 31, 2019, short-term forward exchange contracts to sell an aggregate of $28.8 million NZD and buy an aggregate of $20.0 million matured. These derivative instruments are not designated for hedge accounting, thus changes in the fair value are recognized in earnings in the period incurred. The foreign exchange losses recognized in Other, net during the three months ended March 31, 2019 and 2018 were not material. The Company had assets, included in Prepaid expenses and other current assets, for estimated settlements under these forward exchange contracts of $0.2 million and $0.7 million as of March 31, 2019 and December 31, 2018, respectively.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 9 – EQUITY

TIP Inc. Capital Structure

TIP Inc.’s authorized share structure consists of two classes of shares, namely Common Shares and one special voting share (the “Special Voting Share”) as follows:

TIP Inc. Common Shares:

TIP Inc. is authorized to issue an unlimited number of Common Shares with no par value. As of March 31, 2019, TIP Inc. had 57,925,319 Common Shares outstanding, reflecting an increase of 211,483 Common Shares issued during the three months ended March 31, 2019 as a result of the issuance of Common Shares in January 2019 for vested restricted share units (“RSUs”) and Trilogy LLC Class C Units (the “Class C Units”) being redeemed for Common Shares. Holders of Common Shares are entitled to one vote for each share held on matters submitted to a vote of shareholders. Holders of Common Shares and the Special Voting Share, described below, vote together as a single class, except as provided in the Business Corporation Act (British Columbia), by law or by stock exchange rules.

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of TIP Inc. (the “TIP Inc. Board”). In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, or any other distribution of assets of TIP Inc. among its shareholders for the purpose of winding up its affairs, the holders of Common Shares shall be entitled to receive the remaining property and assets of TIP Inc. after satisfaction of all liabilities and obligations to creditors of TIP Inc. and after $1.00 Canadian dollar (“C$”) is distributed to the holder of the Special Voting Share.

In connection with the Arrangement Agreement, certain holders of Common Shares and Class C Units entered into lock-up agreements with TIP Inc. (the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, each locked-up shareholder and unitholder agreed that it would not during specified periods, without the prior written consent of TIP Inc., sell, assign, pledge, dispose of, or transfer any equity securities of TIP Inc. or Trilogy LLC, or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of Common Shares or Class C Units.

During the three months ended March 31, 2019, the lock-up period expired with respect to 5,748,383 Common Shares. There were no Common Shares subject to these lock ups as of March 31, 2019.

The Forfeitable Founders Shares (see below) are subject to transfer restrictions unless the conditions for release from the forfeiture risk have been satisfied.

As of March 31, 2019, TIP Inc. holds a 68.8% economic ownership interest in Trilogy LLC through its wholly owned subsidiary, Trilogy International Partners Intermediate Holdings Inc. (“Trilogy Intermediate Holdings”). The 0.1% increase in TIP Inc.’s economic ownership interest in Trilogy LLC during the three months ended March 31, 2019 is primarily attributable to the issuance of Common Shares in January 2019 for vested RSUs.

Special Voting Share of TIP Inc.:

TIP Inc. has one issued and outstanding Special Voting Share held by a trustee. Holders of Class C Units, as described below, are entitled to exercise voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. At such time as there are no Class C Units outstanding, the Special Voting Share shall be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

The holder of the Special Voting Share is not entitled to receive dividends. In the event of the dissolution, liquidation or winding-up of TIP Inc., whether voluntary or involuntary, the holder of the Special Voting Share is entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of TIP Inc. but before the distribution of the remaining property and assets of TIP Inc. to the holders of Common Shares.

Warrants:

At March 31, 2019, TIP Inc. had 13,402,685 warrants outstanding. Each warrant entitles the holder to purchase one Common Share at an exercise price of C$11.50, subject to normal anti-dilution adjustments. The warrants expire on February 7, 2022.

As of February 7, 2017, the date of consummation of the Arrangement, TIP Inc.’s issued and outstanding warrants were reclassified from equity to liability, as the warrants are written options that are not indexed to Common Shares. The fair value of the warrants is based on the number of warrants and the closing quoted public market prices of the warrants. The offsetting impact is reflected within Accumulated deficit as a result of the reduction of Additional paid in capital to zero with the allocation of opening equity due to the Arrangement. The warrant liability is recorded in Other current liabilities and accrued expenses on the Condensed Consolidated Balance Sheets. The amount of the warrant liability was $0.5 million and $0.1 million as of March 31, 2019 and December 31, 2018, respectively. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Condensed Consolidated Statements of Operations and Comprehensive Loss. The Company will continue to classify the fair value of the warrants as a liability until the warrants are exercised or expire.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Forfeitable Founders Shares:

At March 31, 2019, the Company had 1,675,336 Common Shares issued and outstanding that are subject to forfeiture on February 7, 2022, unless the closing price of Common Shares exceeds C$13.00 (as adjusted for stock splits or combinations, stock dividends, reorganizations, or recapitalizations) for any 20 trading days within a 30 day-trading-day period.

Trilogy LLC Capital Structure

The equity interests in Trilogy LLC consist of three classes of units (the “Trilogy LLC Units”) as follows:

Class A Units:

The Class A Units of Trilogy LLC (“Class A Units”) possess all the voting rights under the Trilogy LLC Amended and Restated Limited Liability Company Agreement (the “Trilogy LLC Agreement”), have nominal economic value and therefore have no rights to participate in the appreciation of the economic value of Trilogy LLC. All of the Class A Units are indirectly held by TIP Inc., through a wholly owned subsidiary, Trilogy International Partners Holdings (US) Inc. (“Trilogy Holdings”). Trilogy Holdings, the managing member of Trilogy LLC, acting through its TIP Inc. appointed directors, has full and complete authority, power and discretion to manage and control the business, affairs, and properties of Trilogy LLC, subject to applicable law and restrictions per the Trilogy LLC Agreement. As of March 31, 2019, there were 157,682,319 Class A Units outstanding.

Class B Units:

TIP Inc. indirectly holds the Class B Units of Trilogy LLC (the “Class B Units”) through Trilogy Intermediate Holdings. The Class B Units represent TIP Inc.’s indirect economic interest in Trilogy LLC under the Trilogy LLC Agreement and are required at all times to be equal to the number of outstanding Common Shares. As of March 31, 2019, there were 57,925,319 Class B Units outstanding, reflecting an increase of 211,483 Class B Units issued during the three months ended March 31, 2019 as a result of the issuance of Common Shares in January 2019 for vested RSUs and Class C Unit redemptions for Common Shares. The economic interests of the Class B Units are pro rata with the Class C Units.

Class C Units:

The Class C Units are held by persons who were members of Trilogy LLC immediately prior to consummation of the Arrangement. The economic interests of the Class C Units are pro rata with the Class B Units. Holders of Class C Units have the right to require Trilogy LLC to redeem any or all Class C Units held by such holder for either Common Shares or a cash amount equal to the fair market value of such Common Shares, the form of consideration to be determined by Trilogy LLC. As of March 31, 2019, all redemptions have been settled in the form of Common Shares. Class C Units have voting rights in TIP Inc. through the Special Voting Share on a basis of one vote per Class C Unit held. As of March 31, 2019, there were 26,313,478 Class C Units outstanding, reflecting a decrease of 30,430 Class C Units outstanding primarily due to redemptions of Class C Units during the three months ended March 31, 2019. Additionally, there were 96,065 remaining unvested restricted Class C Units as of March 31, 2019, which were originally granted to an employee on December 31, 2016. These restricted Class C Units vest over a four-year period, with one-fourth of the award vesting on the day following each anniversary date of the award based on the employee’s continued service. There are no voting rights or right to receive distributions prior to vesting for these unvested Class C Units.

During the three months ended March 31, 2019, the lock-up period expired with respect to 8,677,753 Class C Units. There were no Class C Units subject to lock-up as of March 31, 2019.

NOTE 10 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments:

The most significant judgments affecting the amount and timing of revenue from contracts with our customers include the following items:

•	The assessment of legally enforceable rights and obligations involves judgment and impacts our determination of contractual term, transaction price, and related disclosures.
•

Our products are generally sold with a right of return, which is accounted for as variable consideration when estimating the amount of revenue to recognize. Expected device returns are estimated based on historical experience.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

•	The identification of distinct performance obligations within our service plans may require significant judgment.
•	The determination of the standalone selling price for contracts that involve more than one product or service (or performance obligation) may require significant judgment.
•	Determining costs that we incur to obtain or fulfill a contract may require significant judgment.
•	For capitalized contract costs, determining the amortization period as well as assessing the indicators of impairment may require significant judgment.

Disaggregation of Revenue:

We operate and manage our business in two reportable segments based on geographic region: New Zealand and Bolivia. We disaggregate revenue into categories to depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, including the type of product offering provided, the type of customer, and the expected timing of payment for goods and services. See Note 15 – Segment Information for additional information on revenue by segment.

The following table presents the disaggregated reported revenue by category:

	Three Months Ended March 31, 2019
	New Zealand	Bolivia	Other	Total

Postpaid wireless service revenues	$41,494	$20,156	$-	$61,650
Prepaid wireless service revenues	22,578	28,382	-	50,960
Wireline service revenues	16,598	-	-	16,598
Equipment sales	49,750	2,876	-	52,626
Other wireless service and other revenues	2,261	3,553	94	5,908
Total revenues	$132,681	$54,967	$94	$187,742

Revenue Recognition:

The Company derives its revenues primarily from wireless services, wireline services, and equipment sales. Revenues are recognized when control of the services and equipment is transferred to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for those services. The Company’s revenue recognition policy follows guidance from Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.

The Company determines revenue recognition through the following five-step framework:

•	Identification of the contract, or contracts, with a customer
•	Identification of the performance obligations in the contract or contracts
•	Determination of the transaction price
•	Allocation of the transaction price to the performance obligations in the contract or contracts
•	Recognition of revenue when, or as, we satisfy a performance obligation

Wireless Services and Related Equipment

The Company enters into contracts with consumer and business customers for postpaid wireless services, prepaid wireless services, and wireless equipment. Customers may elect to purchase wireless services or equipment separately, or together. For wireless service and wireless equipment contracts entered into within a short period of time, we follow the contract combination guidance and assess the contracts as a single arrangement. The Company generates wireless services revenues from providing access to, and usage of, our wireless communications network. Performance obligations included in a typical wireless service contract with a customer include data, voice, and text message services. We recognize revenue using an output method, either as the services are used or as time elapses if doing so reflects the pattern by which we satisfy our performance obligation through the transfer of the service to the customer. Wireless monthly service contracts are billed monthly either in advance or arrears based on a fixed fee.

Prepaid wireless services sold to customers are recorded as deferred revenue prior to the services being provided to the customer or expiring. When prepaid service credits are not subject to expiration or have not yet expired, the Company estimates breakage (cash consideration received for prepaid services but never expected to be redeemed by customers) based upon historical usage trends. The Company’s policy is to recognize revenue for estimated breakage in proportion to the pattern of rights exercised by the customer.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Postpaid monthly wireless services sold to customers are billed monthly in arrears. Postpaid wireless customer contracts are generally either month-to-month and cancellable at any time (i.e., open term) or contain terms greater than one month (typically under a fixed-term plan). Service contracts that exceed one month are generally two years or less. The transaction price allocated to service performance obligations that are not satisfied or are partially satisfied as of the end of the reporting period are generally related to our fixed-term plans. For postpaid plans where monthly usage exceeds the allowance, the overage usage represents options held by the customer for incremental services and the usage-based fee is recognized when the customer exercises the option (typically on a month-to-month basis).

We also generate revenues from the sale of wireless equipment to end consumer and business subscribers. Performance obligations associated with a typical wireless equipment contract with a customer include handset and accessory equipment. We recognize revenue at point in time when the device or accessory is delivered to the customer.

We offer certain postpaid customers the option to pay for devices and accessories in installments using an EIP. We assessed this payment structure and concluded there is a financing component related to the EIP. However, we have determined that the financing component for certain direct channel customer classes in the postpaid wireless plans is not significant and therefore we have not recorded interest income over the repayment period for these customer transactions.

Wireline Services and Related Equipment

We enter into wireline or broadband arrangements with consumer and business subscribers. Wireline service performance obligations include broadband internet services and voice services. We recognize revenue using an output method, as time elapses, because it reflects the pattern by which we satisfy our performance obligation through the transfer of service to the customer. Broadband arrangements are billed monthly. Performance obligations included in a typical wireline broadband contract, as defined by Topic 606, include modem equipment, when sold, and telephone equipment. For these sales, we recognize revenue when the device or accessory is delivered to the customer. During 2018, 2degrees updated the terms and conditions of the fixed broadband agreements with residential customers. Agreements with new subscribers, beginning on July 1, 2018, provide that 2degrees will assume ownership of customer premises equipment, including modems, and lease such equipment to these subscribers. For these agreements, the modem equipment is not considered a performance obligation subject to Topic 606 guidance, rather it is a lease component of the contract and is accounted for under the applicable leasing guidance. The lease revenues associated with these agreements are included in Wireline service revenues on the Condensed Consolidated Statements of Operations and Comprehensive Loss and was not significant for the periods presented.

We enter into managed service arrangements with large enterprises and governments. Wireline service performance obligations associated with managed service arrangements include managed network services, internet services, and voice services. We recognize revenue using an output method, as time elapses, because it reflects the pattern by which we satisfy our performance obligation through the transfer of the service to the customer. Wireline service contracts are billed monthly. Within our managed service arrangements, we provide customers with the use of modem and networking equipment to facilitate the internet and networking services. We have determined that as part of managed service arrangements for the New Zealand segment, equipment is provided to the customer only to enable the customer to consume the service. At the end of the contractual term the customer is required to return the equipment as it may be utilized for other customers.

Wireline customer contracts are generally either month-to-month and cancellable at any time (i.e., open term) or contain terms greater than one month (typically under a fixed-term plan or within managed services arrangements). Service contracts that exceed one month are generally three years or less. The transaction price allocated to service performance obligations, which are not satisfied or are partially satisfied as of the end of the reporting period, are generally related to our fixed-term plans.

Equipment

In addition to selling equipment in connection with wireless and wireline service contracts, as discussed above, we also sell equipment on a standalone basis to dealers and resellers for a fixed fee. The performance obligations include handset and accessory equipment. We recognize revenue when the handset or accessory is delivered to the dealer or reseller as the dealer and reseller represent our customer. At the time of delivery, the customer has legal title, physical possession has transferred, the risks and rewards of ownership have transferred to the customer, and there are no additional conditions to customer acceptance.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

Transaction Price & Allocations:

We have elected to utilize a practical expedient and account for shipping and handling activities that occur after control of the related good transfers as fulfillment activities instead of assessing such activities as performance obligations. We establish provisions for estimated device returns based on historical experience.

We assess whether our contracts are probable of collection. For those not probable of collection, we do not recognize revenue until the contract is completed and cash is received. Collectability is re-assessed when there is a significant change in facts or circumstances.

Consideration payable to a customer is treated as a reduction of the total transaction price, unless the payment is in exchange for a distinct good or service, such as certain commissions paid to dealers. As an accounting policy election, we exclude from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected from a customer (for example, sales, use, value added, and some excise taxes).

We may provide a right of return on our products for a short time period after a sale. These rights are accounted for as variable consideration when determining the transaction price, and accordingly we recognize revenue based on the estimated amount to which we expect to be entitled net of expected returns. Returns and credits are estimated at contract inception based on historical experience with similar classes of customers and updated at the end of each reporting period as additional information becomes available.

Total contract revenue, which represents the transaction price, is allocated to each performance obligation based on its relative standalone selling price (“SSP”). SSP is the price for which we would sell the good or service on a standalone basis without a promotional discount. Judgment is required to determine the SSP for each distinct performance obligation. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions, costs plus a margin, and other observable inputs.

Warranties & Indemnifications:

The Company’s equipment is typically provided with an assurance-type warranty that it will perform in accordance with the Company’s on-line documentation under normal use and circumstances. The Company includes a service level commitment to its customers, typically regarding certain levels of uptime reliability and performance and if the Company fails to meet those levels, customers can receive credits and in some cases terminate their relationship with the Company. To date, the Company has not had a material amount of credits issued or customers terminate as a result of such commitments.

Contract Modifications:

Our service contracts allow customers to modify their contracts without incurring penalties in many cases. Each time a contract is modified, we evaluate the change in scope or price of the contract to determine if the modification should be treated as a separate contract, if there is a termination of the existing contract and creation of a new contract, or if the modification should be considered a change associated with the existing contract. We typically do not have significant impacts from contract modifications.

Contract Balances:

The timing of revenue recognition may differ from the time of billing to our customers. Receivables presented in our Condensed Consolidated Balance Sheet represent an unconditional right to consideration. Contract asset balances represent amounts from an arrangement when either the Company has performed, by providing goods or services to the customer in advance of receiving all or partial consideration for such goods and services from the customer, or the customer has made payment to us in advance of obtaining control of the goods and/or services promised to the customer in the contract.

Contract assets primarily relate to our rights to consideration for goods or services provided to the customers but for which we do not have an unconditional right at the reporting date. Under a fixed-term plan, the total contract revenue is allocated between wireless services and equipment revenues, as discussed above. In conjunction with these arrangements, a contract asset may be created, which represents the difference between the amount of equipment revenue recognized upon sale and the amount of consideration received from the customer. The contract asset is reclassified as an account receivable as wireless services are provided and amounts are billed to the customer. We have the right to bill the customer as service is provided over time, which results in our right to the payment being unconditional. Contract asset balances are presented in our Condensed Consolidated Balance Sheet as Prepaid expenses and other current assets, and Other assets. We assess our contract assets for impairment on a quarterly basis and will recognize an impairment charge to the extent their carrying amount is not recoverable. For the three months ended March 31, 2019, the impairment charges related to contract assets were insignificant.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The following table represents changes in the contract assets balance:

Contract Assets

Balance at January 1, 2019	$5,231
Increase resulting from new contracts	1,296
Contract assets reclassified to a receivable or collected in cash	(1,600)
Balance at March 31, 2019	$4,927

Deferred revenue arises when we bill our customers and receive consideration in advance of providing the goods or services promised in the contract. For prepaid wireless services and wireline services, we typically bill service one month in advance, which is the most significant component of the contract liability deferred revenue balance. Deferred revenue is recognized as revenue when services are provided to the customer.

The following table represents changes in the contract liabilities deferred revenue balance:

Deferred Revenue

Balance at January 1, 2019	$18,966
Net increase in deferred revenue	17,549
Revenue recognized related to the balance existing at January 1, 2019	(15,713)
Balance at March 31, 2019	$20,802

Remaining Performance Obligations:

As of March 31, 2019, the aggregate amount of transaction price allocated to remaining performance obligations was approximately $20.2 million. We expect to recognize approximately 91% of the revenue related to these remaining performance obligations over the next 12 months and the remainder thereafter. We have elected to apply the practical expedient option available under Topic 606 that permits us to exclude the expected revenues arising from unsatisfied performance obligations related to contracts that have an original expected duration of one year or less.

Contract Costs:

Topic 606 requires the recognition of an asset for incremental costs to obtain a customer contract. These costs are then amortized to expense over the respective periods of expected benefit. We recognize an asset for incremental commission expenses paid to external and certain internal sales personnel and agents in conjunction with obtaining customer contracts. These costs are amortized and recorded ratably as commission expense over the expected period of benefit, which typically ranges from 1 to 3 years. Further, we have elected to apply the practical expedient available under Topic 606 that permits us to expense incremental costs immediately for costs with an estimated amortization period of less than one year.

Capitalized contract costs are assessed for impairment on a periodic basis. There were no impairment losses recognized on capitalized contract costs for the three months ended March 31, 2019.

The following table represents changes in the contract costs balance:

Contract Costs

Balance at January 1, 2019	$3,050
Incremental costs of obtaining and contract fulfilment costs	4,883
Amortization included in operating costs	(720)
Balance at March 31, 2019	$7,213

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 11 – EARNINGS PER SHARE

Basic and diluted earnings per share are computed using the two-class method, which is an earnings allocation method that determines earnings per share for Common Shares and participating securities. The undistributed earnings are allocated between Common Shares and participating securities as if all earnings had been distributed during the period. Participating securities and Common Shares have equal rights to undistributed earnings. Basic earnings per share is calculated by dividing net earnings, less earnings available to participating securities, by the basic weighted average Common Shares outstanding. Diluted earnings per share is calculated by dividing attributable net earnings by the weighted average number of Common Shares plus the effect of potential dilutive Common Shares outstanding during the period. In calculating diluted net loss per share, the numerator and denominator are adjusted, if dilutive, for the change in fair value of the warrant liability and the number of potentially dilutive Common Shares assumed to be outstanding during the period using the treasury stock method. No adjustments are made when the warrants are out of the money.

For the three months ended March 31, 2019 and 2018, the warrants were out of the money and no adjustment was made to exclude the loss recognized by TIP Inc. for the change in fair value of the warrant liability. A loss of $0.4 million and a gain of $2.3 million resulted from the change in fair value of the warrant liability for the three months ended March 31, 2019 and 2018, respectively. The loss from the warrant liability for the three months ended March 31, 2019 increased the net loss attributable to TIP Inc. along with the resulting basic loss per share and, therefore, resulted in the Class C Units being antidilutive when included as if redeemed for the three months ended March 31, 2019. The gain from the warrants for the three months ended March 31, 2018 reduced the net loss attributable to TIP Inc. along with the basic loss per share and, therefore, resulted in the Class C Units being dilutive when included as if redeemed for the three months ended March 31, 2018.

The components of basic and diluted earnings per share were as follows:

	Three Months Ended March 31,
	2019	2018
(in thousands, except per share amounts)
Basic EPS:
Numerator:
Net loss attributable to TIP Inc.	$(3,983)	$(4,478)

Denominator:
Basic weighted average Common Shares outstanding	56,356,762	52,270,844

Net loss per share:
Basic	$(0.07)	$(0.09)

Diluted EPS:
Numerator:
Net loss attributable to TIP Inc.	$(3,983)	$(4,478)
Add back: Net loss attributable to Class C Units – Redeemable for Common Shares	$-	$(3,195)
Net loss attributable to TIP Inc. and Class C Units	$(3,983)	$(7,673)

Denominator:
Basic weighted average Common Shares outstanding	56,356,762	52,270,844
Effect of dilutive securities:
Weighted average Class C Units – Redeemable for Common Shares	-	29,581,897
Diluted weighted average Common Shares outstanding	56,356,762	81,852,741
Net loss per share
Diluted	$(0.07)	$(0.09)

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

The following table indicates the weighted average dilutive effect of Common Shares that may be issued in the future. These Common Shares were not included in the computation of diluted earnings per share for the three months ended March 31, 2019 and 2018 because the effect was either anti-dilutive or the conditions for vesting were not met:

	Three Months Ended March 31,
	2019	2018
Class C Units	26,318,122	-
Warrants	13,402,685	13,402,685
Forfeitable shares	1,675,336	1,675,336
Unvested restricted share units	1,213,528	1,247,232
Unvested Class C Units	96,065	144,098
Common Shares excluded from calculation of diluted net loss	42,705,736	16,469,351

NOTE 12 – ACCUMULATED OTHER COMPREHENSIVE INCOME

A summary of the components of Accumulated other comprehensive income is presented below:

	As of March 31, 2019	As of December 31, 2018

Cumulative foreign currency translation adjustment	$4,269	$3,429
Unrealized gain (loss) on short-term investments	8	(1)
Total accumulated other comprehensive income	$4,277	$3,428

NOTE 13 – NONCONTROLLING INTERESTS IN CONSOLIDATED SUBSIDIARIES

Noncontrolling interests represent the equity ownership interests in consolidated subsidiaries not owned by the Company. Noncontrolling interests are adjusted for contributions, distributions, and income and loss attributable to the noncontrolling interest partners of the consolidated entities. Income and losses are allocated to the noncontrolling interests based on the respective governing documents.

There are noncontrolling interests in certain of the Company’s consolidated subsidiaries. The noncontrolling interests are summarized as follows:

	As of March 31, 2019	As of December 31, 2018
2degrees	$21,943	$20,426
NuevaTel	53,707	51,165
Trilogy International Partners LLC	(32,666)	(32,874)
Salamanca Solutions International LLC	(645)	(738)
Noncontrolling interests	$42,339	$37,979

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Commitments:

The disclosure of purchase commitments in these Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and related notes for the year ended December 31, 2018. The disclosures below relate to purchase commitments with significant events occurring during the three months ended March 31, 2019.

New Zealand

Huawei

As of March 31, 2019, 2degrees has an outstanding commitment with Huawei Technologies (New Zealand) Company Limited (“Huawei”) through 2022 for technical support and spare parts maintenance, software upgrades, products, professional services, other equipment and services in the aggregate amount of $41.9 million, based on the exchange rate at March 31, 2019. A portion of this total commitment is based upon cell sites on air as of March 31, 2019 and will be updated quarterly to reflect new site additions. This portion of the commitment also assumes that in 2020, upon termination of the related agreement, 2degrees will purchase the existing software license from Huawei.

2degrees also has submitted purchase orders to Huawei in the amount of $0.3 million, based on the exchange rate at March 31, 2019, for other equipment and services, which 2degrees expects to be fulfilled during 2019.

Bolivia

In April 2019, NuevaTel signed an agreement, effective as of January 1, 2019, with A Comunicaciones S.R.L. (“Comunicaciones”) pursuant to which Comunicaciones provides NuevaTel network maintenance services. This purchase commitment expires in 2021. As of March 31, 2019, the minimum purchase commitment with Comunicaciones was $4.2 million.

In January 2019, NuevaTel signed an agreement with STS Sociedad de Telecomunicaciones y Servicios Bolivia LTDA. (“STS Bolivia”) pursuant to which STS Bolivia provides NuevaTel network maintenance services. This purchase commitment expires in 2021. As of March 31, 2019, the minimum purchase commitment with STS Bolivia was $4.0 million.

NuevaTel also has purchase commitments through 2031 of $50.1 million with various vendors to acquire telecommunications equipment, support services, inventory and advertising which have not changed significantly individually from the year ended December 31, 2018.

Contingencies:

General

The financial statements reflect certain assumptions based on telecommunications laws, regulations and customary practices currently in effect in the countries in which the Company’s subsidiaries operate. These laws and regulations can have a significant influence on the Company’s results of operations and are subject to change by the responsible governmental agencies. The Company assesses the impact of significant changes in laws, regulations and political stability on a regular basis and updates the assumptions and estimates used to prepare its financial statements when deemed necessary. However, the Company cannot predict what future laws and regulations might be passed or what other events might occur that could have a material effect on its investments or results of operations. In particular, Bolivia has experienced, or may experience, political and social instability.

In addition to issues specifically discussed elsewhere in this Note to our Condensed Consolidated Financial Statements, the Company is a party to various lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. Management believes that although the outcomes of these proceedings are uncertain, any liability ultimately arising from these actions should not have a material adverse impact on the Company’s financial condition, results of operations, or cash flows. The Company has accrued for any material contingencies where the Company’s management believes the loss is probable and estimable.

Bolivian Regulatory Matters

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the Bolivian government. In February 2019, NuevaTel signed its new license agreement. The agreement governs (but does not replace) NuevaTel’s existing spectrum grants and its concessions to provide mobile voice services and data services.

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NuevaTel’s initial 1900 MHz spectrum grant and its mobile and data services concessions are due to be renewed on November 25, 2019. The Company expects, but cannot guarantee, that this spectrum grant and the service concessions will be renewed at that time. NuevaTel anticipates that the government will not assess a charge for the renewal of the mobile and data service concessions, but it will be required to pay a fee to renew the 1900 MHz spectrum grant. The government has not specified a price for renewal; however, based on the fee paid by Tigo in connection with its 2015 spectrum grant renewal, NuevaTel estimates that it will be required to pay approximately $25 million for its 1900 MHz spectrum renewal in the fourth quarter of 2019. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases and from reinvestment of a portion of the proceeds of the sale-leaseback of NuevaTel’s towers entered into in February 2019.

NuevaTel’s network has experienced several network outages affecting voice and 3G and 4G data services both locally and nationally over the past several years, and outages continue to occur from time to time due to a variety of causes; some of these outages relate to equipment failures or malfunctions within NuevaTel’s network and some outages are the result of failures or service interruptions on communications facilities (e.g. fiber optics lines) leased by NuevaTel from other carriers. NuevaTel has voluntarily compensated the customers affected by several of these outages. As to most of these outages, the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (“ATT”) is investigating if the outages were unforeseen or were events that could have been avoided by NuevaTel, and, if avoidable, whether penalties should be imposed. The ATT investigated an August 2015 outage (in the town of San José de Chiquitos) and imposed a fine of $4.5 million against NuevaTel in 2016. NuevaTel appealed the ATT’s decision on the basis that the interruption was attributable to a force majeure event. The fine was rescinded by the ATT and then reimposed on different grounds. In June 2017, the Ministry of Public Works, Services and Housing (the “Ministry”) vacated the fine, but allowed the ATT to reinstate the penalty provided it could establish that NuevaTel was responsible for the service interruption. The ATT has reinstated the penalty, although it has noted in its findings that the outage was a force majeure event, and NuevaTel filed another appeal to the Ministry. In September 2018, the Ministry notified NuevaTel that it rejected the appeal and that NuevaTel would be required to pay the $4.5 million fine plus interest. NuevaTel accrued $4.5 million in the third quarter of 2018 within Other current liabilities and accrued expenses as presented in the Condensed Consolidated Balance Sheets as of March 31, 2019 and December 31, 2018. The expense was recorded in Other, Net in the Condensed Consolidated Statement of Operations and Comprehensive Loss. NuevaTel continues to contest the matter vigorously and has appealed the Ministry’s decision to the Supreme Tribunal of Justice.

In April 2013, the ATT notified NuevaTel that it proposed to assess a fine of $2.2 million against NuevaTel for delays in making repairs to public telephone equipment in several Bolivian cities in 2010. NuevaTel accrued the full amount of the fine plus interest of approximately $0.1 million but also filed an appeal with the Supreme Tribunal of Justice in regard to the manner in which the fine was calculated. In December 2017, the court rescinded the fine on procedural grounds but permitted the ATT to impose a new fine. If the ATT does so, NuevaTel will have the right to discharge the fine by paying half of the stated amount of the penalty on condition that NuevaTel foregoes any right of appeal. NuevaTel has not decided what action it may take in such event.

NOTE 15 – SEGMENT INFORMATION

We determine our reportable segments based on the manner in which our Chief Executive Officer, considered to be the chief operating decision maker (“CODM”), regularly reviews our operations and performance. Segment information is prepared on the same basis that our CODM manages the segments, evaluates financial results, allocates resources, and makes key operating decisions.

The table below presents financial information for our reportable segments and reconciles total segment Adjusted EBITDA to Loss before income taxes:

	Three Months Ended March 31,
	2019	2018
Revenues
New Zealand	$132,681	$142,078
Bolivia	54,967	60,393
Unallocated Corporate & Eliminations	94	219
Total revenues	$187,742	$202,690
Adjusted EBITDA
New Zealand	$25,336	$18,808
Bolivia	14,180	16,960

Equity-based compensation	(843)	(1,663)
Transaction and other nonrecurring costs	(4,722)	(917)
Depreciation, amortization and accretion	(26,734)	(27,900)
Gain on disposal of assets and sale-leaseback transaction	7,396	84
Interest expense	(11,750)	(11,110)
Change in fair value of warrant liability	(407)	2,308
Other, net	(1,185)	1,002
Unallocated Corporate & Eliminations	(2,494)	(3,053)
Loss before income taxes	$(1,223)	$(5,481)

TRILOGY INTERNATIONAL PARTNERS INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands unless otherwise noted)
(unaudited)

NOTE 16 – SUBSEQUENT EVENTS

Dividend Declared:

On April 2, 2019, the TIP Inc. Board declared a dividend of C$0.02 per Common Share. The dividend was payable to common shareholders of record as of April 16, 2019 and was paid on May 6, 2019. Eligible Canadian holders of Common Shares who participated in the Company’s dividend reinvestment plan had the right to acquire additional Common Shares at 95% of the volume-weighted average price of Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the dividend payment date, by reinvesting their cash dividends, net of applicable taxes.

Concurrently with the issuance of the TIP Inc. dividend, in accordance with the Trilogy LLC Agreement, a dividend in the form of additional Class C Units was issued to the holders of Class C Units on terms economically equivalent to those on which Common Shares were issued to holders of Common Shares who participate in the Company’s dividend reinvestment plan.

NuevaTel Dividend Distribution:

In April 2019, the Board of Directors of NuevaTel approved an aggregate dividend of $15 million for distribution to NuevaTel shareholders. NuevaTel paid those dividends, net of withholding taxes, from cash provided by operating activities to its shareholders (including a subsidiary of TIP Inc.) in accordance with their respective ownership interest percentages.

RSUs grant:

In April 2019, TIP Inc. granted a total of 1.5 million RSUs to officers and employees under the same plan that outstanding RSUs were previously issued. The RSUs granted in April 2019 vest in up to four years. Estimated unvested and unrecognized compensation expense relating to the 2019 grant is approximately $2.3 million.